Royal Spring Water Inc.
14553 Delano Street Suite 217
Van-Nuys CA, 91411

May 25, 2007

Securities and Exchange Commission
Station Place
100 F Street N.E.
Washington, D.C. 20002

Attn:	Janice McGuirk
Blaise Rhodes

Re: Royal Spring Water, Inc. File No. 333-136850

Ladies and Gentlemen:

We are in receipt of your letter to Royal Spring Water, Inc. (the “Company”) dated May 2, 2007. For ease of reference, we have reproduced your comments which are then followed by our responses.

Prospectus Cover Page

1.	Please expand your third paragraph to include the disclosure noted in the initial paragraph of “Plan of Distribution” on page 14.

Response

We have expanded this paragraph with the recommended disclosure.

Legal Proceeding, page 14

2.	Please name the former Chief Operating Officer as referenced in line one of this section.

Response

We have revised to disclose the name of the former Chief Operating Officer.

Security Ownership of certain Beneficial Owners and Management, page 17

3.
Based on the share amounts listed on the selling security holder table, Mr. Howard Allwiel, the beneficial owner of the 1,498,000 shares held of record by Zas Investments, and Mr. Itamar Cohen, the owner of 1.4 million shares directly and the beneficial owner of 905,700 shares held of record by Maxwell Network Group, both appear to be principal shareholders. Please revise or advise. Please revise the “Selling Shareholders” section to disclose the relationships.

Response

We have revised this section to reflect these beneficial owners.

Description of Business Overview, page 19

4.
State the percentage of shares represented by the 1,489,432 shares given to Messrs. Goldstein and Hazen, each which gave them and their family control of Easy and explain why they obtained control. In this regard, other shareholders appear to own more shares than these individuals. For example, Mr. Itamar Cohen appears to beneficially own $2.3 million shares.

Response

We have revised to disclose the percentage of these shares. We have rewritten this paragraph to make it clear how and why Messrs. Goldstein and Hazen obtained control of the Company.

Liquidity and Capital Resources and Future Funding Requirements, page 25

5.
It appears that the line of credit and the convertible note agreements were filed as “correspondence” in the EDGAR system. Please note that these should be filed as exhibits to the registration statement and numbered according to the exhibit schedule set forth under Item 601(b) of Regulations S-B.

Response

The two agreements have been included in amendment 4 to the SB-2.

6.	Further, please review Item 27. “Exhibits and Financial Statement Schedules” of Part II to the registration statement to reflect the filing of these exhibits.

Response

We have added the agreements to the list of exhibits in amendment 4 to the SB-2.

7.
We read your response to previous comment 21, however, we do not see where you have discussed liquidity as it relates to the issuance of the warrants referred to in Note 5 - Subsequent Events. Please revise.

Response

We have expanded our disclosure in this section

Part II

Item 25, Recent Sales of Unregistered Securities, page II-1

8.	Please provide the facts relied upon to make the exemption available

Please refer to Item 701(d) of Regulation S-B. Further, please expand to address the distribution of 72,000 shares to 24 shareholders and provide the facts relied upon to make the exemption available.

Response

We have expanded this section to refer to the distribution of 72,000 shares to 24 shareholders.

General

9.	Please note the updating requirements for the financial statements as set forth in Item 3-10 9g) of Regulation S-B and provide a current consent of the independent accountant in any amendment.

Response

A current consent is included in amendment 4 to the SB-2.

Note 5 - Subsequent Events, page F-17

10.
We see that you calculated the fair value of the warrants using the Black-Sholes valuation model. Please provide the assumptions you used in these calculations in the notes to the updated financial statements.

Response

These assumptions are detailed in the notes to the financial statement for the six moths ended February 28, 2007 which are included in amendment 4 to the SB-2.

11.	Please submit to us courtesy copies of the Exhibits A, B and F of the Securities Purchase Agreement.

Response

We will provide these as courtesy copies along with amendment 4 to the SB-2

Exchange Act Filings

12.	Please revise accordingly to response to the above comments, as applicable.

Response

An amendment 4 to the SB-2 has been filed.

Please contact the undersigned with any further comments or questions you may have.

Very truly yours,

/s/ Spence Walker

Spence Walker, CPA
Accounting Advisor
905-474-5593